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                         FRONTIER FINANCIAL CORPORATION
                         1999 EMPLOYEE STOCK AWARD PLAN

     The 1999 Employee Stock Award Plan ("Plan") is established to recognize, motivate and reward eligible employees for longstanding performance with Frontier Financial Corporation, or its subsidiary Frontier Bank ("Frontier"), and to encourage such employees to have a greater personal financial investment in Frontier through ownership of its common stock.

     1. Eligibility. The individuals eligible to receive stock awards under this Plan shall be those individuals who, as determined by the Board of Directors, have performed as valuable employees of Frontier for at least twenty
(20) years, or some other tenure as determined from time to time by the Board of Directors of Frontier.

     2. Stock Subject to Plan. The total number of shares of common stock which may be awarded under the Plan is 10,000; provided, however, that the number of shares of common stock which have been authorized for award under the Plan, but which have not been granted, shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by Frontier.

     3. Stock Awards. Stock awards are to be made in Frontier common stock. Each stock award shall be an amount of stock equal to about $1,000 in value, or such other amount as determined from time to time by the Board of Directors of Frontier.

     4. Amendment and Termination. The Board of Directors may amend or discontinue this Plan at any time for any reason by resolution of the Board of Directors.

     5. Non-Qualified Plan. This Employee Stock Award Plan is not a qualified plan under the Employee Retirement Income Security Act of 1974, as amended.

     6. Plan Administrator. The Board of Directors, in its sole discretion, shall interpret and be the administrator of this Plan.

     Approved by the Board of Directors of Frontier Financial Corporation on February 16, 1999.